FORM 6-K
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For the month of: July 2005

000-29150

(Commission File Number)

Randgold & Exploration Company Limited
(Translation of registrant’s name into English)

28 Harrison Street, Johannesburg, South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1); |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7); |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On July 20, 2005, Randgold & Exploration Company Limited (“Randgold & Exploration”) issued a press release announcing that Randgold & Exploration received a notice from the Nasdaq on July 18, 2005 indicating that Randgold & Exploration’s securities are subject to delisting from the Nasdaq Stock Market because Randgold & Exploration failed to timely file its Form 20-F for the year ended December 31, 2004. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The press release contains forward-looking statements regarding Randgold & Exploration and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On July 20, 2005, Randgold & Exploration issued a press release announcing that Randgold & Exploration is working towards filing its outstanding documentation as required by NASDAQ requirements. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Special Note Regarding Forward-Looking Statements

Certain statements contained in the exhibits incorporated by reference herein, as well as oral statements that may be made by Randgold & Exploration or by officers, directors or employees acting on its behalf related to such information, constitute or are based on “forward-looking statements” regarding Randgold & Exploration’s operations, economic performance and financial condition, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are “forward-looking statements.” This includes those concerning the economic outlook for the mining industry, expectations regarding commodity prices, the completion and commencement of commercial operations of certain of Randgold & Exploration’s exploration and production investments, its liquidity and capital resources and its expenditures. No assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, this could be as a result in changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of Randgold & Exploration’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (the “SEC”) and its other filings and submissions with the SEC.

You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Randgold & Exploration, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Randgold & Exploration is required by law to update these statements, Randgold & Exploration will not necessarily update any of these statements after the date of this report, either to conform them to actual results or to changes in its expectations.

Exhibit	Description

99.1

Press release, dated July 20, 2005, issued by Randgold & Exploration announcing that Randgold & Exploration received a notice from the Nasdaq on July 18, 2005 indicating that Randgold & Exploration’s securities are subject to delisting from the Nasdaq Stock Market because Randgold & Exploration failed to timely file its Form 20-F for the year ended December 31, 2004.

99.2	Press release, dated July 20, 2005, issued by Randgold & Exploration announcing that Randgold & Exploration is working towards filing its outstanding documentation as required by NASDAQ requirements.

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By:	/s/ Patricia Beatrice Beale
Name: Patricia Beatrice Beale
Title: Company Secretary

Date:	July 28, 2005